Exhibit 26(m)

Sample calculation of Year 5 Accumulation value, Cash surrender value, and Death benefit

FOR SENTINEL ESTATE PROVIDER: Male age 55 Standard Nonsmoker, Female age 50 Preferred Nonsmoker, Face amount $1,000,000 Level death benefit, annual premium $10,000, 0% gross investment return, guaranteed charges

                                                       Policy Fee +                                  End of Year
           Beginning of                  Premium       Per 1000        Cost of        Investment     Accumulated
Year       the Year AV      Premium      Expense       Charge          Insurance      Income         Value
   1             0.00       10,000.00    1,040.00       1,140.00          51.36        (142.96)        7,625.68

   2         7,625.68       10,000.00    1,040.00       1,140.00         168.22        (273.01)       15,004.46

   3        15,004.46       10,000.00    1,040.00       1,140.00         308.82        (398.59)       22,117.05

   4        22,117.05       10,000.00    1,040.00       1,140.00         477.72        (519.32)       28,940.00

   5        28,940.00       10,000.00    1,040.00       1,140.00          25.34        (640.88)       36,093.78

End of year 5 cash surrender value      36,093.78       minus         10,000.00  =                    26,093.78

      The surrender charge for joint equivalent age 50 is 10.00 per 1000 of face amount in policy year 5 or $10,000.

The annual investment return was obtained from the hypothetical return (0% in this example) as follows: ((1 + 0%) x (1 - .0183)) - 1 where 0.0093 is the average annual fund expense and 0.0090 is the mortality and expense charges.

All policy charges are deducted monthly.

Death Benefit - since the Accumulated value at the end of year 5 is less than 67% of the Face Amount, then the Death Benefit is equal to the Face Amount, or $1,000,000.

For different years, the calculation would be similar, starting with the Accumulated value at the beginning of the year, adding premiums paid, subtracting all policy charges, adding or subtracting net investment income, to arrive at end of year Accumulated Value. Then a surrender charge would be subtracted, if the policy is in its first 10 years, to arrive at Cash Surrender Value. If the policy is more than 10 years old, then there is no surrender charge and the Accumulated Value and Cash Surrender Value are the same. The Death Benefit will be the same as the Face Amount in all years unless the Accumulated Value multiplied by a factor specified in the federal tax law would be greater than the Face Amount. This factor is 250% for ages 40 and under, and then gradually declines for higher ages until it reaches 105% for ages 75 and over.